EXHIBIT 99.1

QUANTUM BIOPHARMA PROVIDES CORPORATE UPDATE

Toronto, ON – September 27, 2024 – Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce the following corporate updates.

Option Grant

The Company announces the grant of 29,500 stock options (the "Stock Options") to certain directors, officers, employees, and consultants. Each option granted vests immediately and is exercisable at a price of CA$5.25 for a period of two years from the issue date. The Stock Options and the common shares underlying the Stock Options are subject to a statutory four month and one day hold period. All Stock Options were granted in accordance with the Company's stock option plan re-approved by shareholders at the Company's annual general and special meeting held on May 19, 2023.

A director of the Company received 7,500 Stock Options and thus the foregoing as it applies to such party represents a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), however the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction, nor the consideration, exceed 25% of the Company's market capitalization.

Corporate Update

Quantum Biopharma Ltd. has retained the services of Cambridge Consultants Inc. ("Cambridge"), TD Media LLC dba Life Water Media ("LWM"), and King Tide Media LLC (“KTM”) which will each play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants. Management has made this decision following a thorough review of capital on hand and allocated these resources to the following companies it has engaged to conduct Investor Relations Activities on its behalf (as defined in the Canadian Securities Exchange Policy):

Cambridge, based at 42 Alden Glen Drive, Webster, New York has been engaged for a 1-month term and with either party having the right to terminate the engagement agreement upon providing ten days' notice. The cost of the engagement is US$35,000 and will start October 7, 2024. The terms of the agreement can be changed by the mutual consent of both parties.

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LWM, based at 1415 South Voss Road, Suite 11-431, Houston, Texas have been engaged for a 1-month term to provide digital marketing services and with either party having the right to terminate the engagement agreement upon providing ten days' notice. The cost of the engagement is US$75,000USD and will start October 7, 2024. The terms of the agreement can be changed by the mutual consent of both parties.

KTM, based at 806E Windward Way, Suite 816, Lake Worth, Florida have been engaged for a 1-month term and with either party having the right to terminate the engagement agreement upon providing ten days' notice. The cost of the engagement is US$50,000USD and will start October 7, 2024. The terms of the agreement can be changed by the mutual consent of both parties.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of March 31, 2024) of Celly Nutrition at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company conducting future phase 2 studies; the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s intention to utilize its large tax loss to offset future tax payable obligations against future profits; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; and the stated benefits, plans, and obligations with respect its engagement of Cambridge, LWM, and KTM.

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Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company conducting future phase 2 studies; the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives; and the Company having the ability to realize upon stated benefits, plans, and obligations with respect its engagement of Cambridge, LWM, and KTM.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to carry out its plans with respect to its new innovation, offerings and studies; the Company’s inability to utilize its tax loss; the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; and the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s inability to realize upon stated benefits, plans, and obligations with respect its engagement of Cambridge, LWM, and KTM; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final  short  form  base  shelf  prospectus dated December 22, 2023 and registration  statement  on  Form  F-3 containing a base shelf prospectus, each  under the heading “Risk  Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

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Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

Cambridge Consultants Inc.

42 Alden Glen Drive

Webster, New York, 14580

United States

Email: cambridgeconsultantsincny@gmail.com

Phone: 585-733-2585

TD Media LLC dba Life Water Media

1415 South Voss Road, Suite 11-431

Houston, Texas, 77057

United States

Email: info@lifewatermedia.com

Phone: 561-349-7722

King Tide Media LLC

806E Windward Way, Suite 816

Lake Worth, Florida, 33462

United States

Email: james@ikingtidemedia.net

Phone: 843-368-7691

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